Elemental Royalty Corporation
(formerly Elemental Altus Royalties Corp.)
Condensed Consolidated Interim Financial Statements
(Unaudited)

June 30, 2026

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s)
Condensed Consolidated Interim Statements of Financial Position

	As at June 30,	As at December 31,
	2026	2025
		Restated (Note 2)

Assets

Cash and cash equivalents (Note 4)	$74,221	$53,143
Trade receivables and other assets (Note 5)	27,487	25,154
Investments (Note 6)	16,052	16,115
Total current assets	117,760	94,412

Trade receivables and other assets (Note 5)	3,626	2,043
Investment in associate	990	1,000
Royalty interests (Note 7)	797,425	807,676
Property and equipment	2,539	2,610
Total non-current assets	804,580	813,329

Total Assets	$922,340	$907,741

Liabilities

Accounts payable and accrued liabilities (Note 8)	$13,242	$6,664
Warrant liability (Note 9)	8,233	7,684
Total current liabilities	21,475	14,348

Deferred income tax liability	114,233	112,978
Total non-current liabilities	114,233	112,978

Total Liabilities	135,708	127,326

Shareholders' Equity

Share capital (Note 11)	794,648	787,682
Contributed surplus	16,307	17,481
Accumulated other comprehensive income ("AOCI")	1,085	1,503
Deficit	(25,408)	(26,251)
Total Shareholders' Equity	786,632	780,415

Total Liabilities and Shareholders' Equity	$922,340	$907,741
Event subsequent to the reporting date (Note 19)

Approved on behalf of the Board of Directors on August 10, 2026

Signed:	"David M Cole"	Director	Signed:	"Sunny Lowe"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except per share amounts
Condensed Consolidated Interim Statements of Income and Comprehensive Income

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Revenue (Note 12)	$23,788	$9,094	$48,110	$20,733
Depletion of royalty interests (Note 7)	(8,139)	(3,629)	(16,756)	(9,003)
Gross profit	15,649	5,465	31,354	11,730

General and administrative expenses (Note 13)[1]	(5,603)	(2,243)	(11,189)	(3,843)
Royalty generation expenses, net (Note 14)	(1,081)	-	(2,517)	-
Share-based compensation expense (Note 8 and 11)	(1,761)	(556)	(3,769)	(1,313)
Share of profit (loss) from associate	(6)	607	(10)	1,052
Loss on disposals	(213)	(1,833)	(243)	(1,807)
Impairment charges	(677)	-	(677)	-
Profit from operations	6,308	1,440	12,949	5,819

Other income and expenses
Interest income	444	76	657	105
Interest and finance expenses	(381)	(104)	(560)	(235)
Gain (loss) on revaluation of financial instruments (Note 6 and 9)	1,010	(205)	(1,468)	(26)
Foreign exchange gain (loss)	34	112	(10)	140
Other income	-	27	-	156

Income before income taxes	7,415	1,346	11,568	5,959

Deferred tax expense	(461)	-	(838)	-
Current tax expense	(3,356)	(1,186)	(6,049)	(2,351)
Total net income	3,598	160	4,681	3,608

Other comprehensive income
Loss on revaluation of digital currency (Note 6)	(533)	-	(428)	-
Foreign currency translation adjustment	3	(8)	10	(36)
Other comprehensive loss	(530)	(8)	(418)	(36)
Total comprehensive income	$3,068	$152	$4,263	$3,572

Earnings per share
Basic earnings per share (Note 16)	$0.06	$0.01	$0.07	$0.15
Diluted earnings per share (Note 16)	$0.05	$0.01	$0.07	$0.15

Weighted average number of common shares outstanding - basic (Note 16)	64,368,938	24,576,259	64,218,795	24,576,259
Weighted average number of common shares outstanding - diluted (Note 16)	66,545,178	24,576,259	66,421,869	24,744,102

1 Certain comparative figures have been reclassified to general and administrative expenses to conform to current year presentation as illustrated in Note 13.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s)
Condensed Consolidated Interim Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Cash flows from operating activities
Income for the period	$3,598	$160	$4,681	$3,608
Adjustments for:
Depletion and depreciation	8,212	3,629	16,887	9,003
Share-based compensation expense (Note 8 and 11)	1,761	556	3,769	1,313
(Gain) loss on revaluation of financial instruments	(1,010)	205	1,468	26
Interest and finance expenses	381	104	560	235
Impairment charges	677	-	677	-
Tax expense	3,817	1,186	6,887	2,351
Other	(131)	987	(401)	289
Changes in non-cash working capital items:
Accounts receivable	(2,169)	6,885	(1,823)	1,017
Accounts payable and accrued liabilities	3,468	666	3,429	(916)
Total cash provided by operating activities before taxes	18,604	14,378	36,134	16,926

Taxes paid	(3,072)	(1,156)	(6,108)	(1,332)
Total cash provided by operating activities	15,532	13,222	30,026	15,594

Cash flows from investing activities
Acquisition of royalty interests (Note 7)	(7,182)	-	(7,182)	-
Distributions from SLM California	-	1,188	-	2,110
Proceeds from the sale of investments (Note 6)	456	5,123	1,032	5,218
Purchase of marketable securities (Note 6)	-	-	(461)	-
Purchase of Tether Gold cryptocurrency tokens (Note 6)	-	-	(1,000)	-
Other	(401)	-	(467)	-
Total cash provided by (used in) investing activities	(7,127)	6,311	(8,078)	7,328

Cash flows from financing activities
Interest received	426	76	611	105
Interest paid	(103)	(72)	(183)	(171)
Loan repayments (Note 10)	-	-	-	(3,000)
Deferred financing costs (Note 10)	(474)	-	(1,608)	-
Proceeds from exercise of options (Note 11)	891	-	4,296	-
Dividends paid	(1,927)	-	(1,927)	-
Repurchase and cancellation of common shares (Note 11)	(1,993)	-	(1,993)	-
Finance lease payments	(30)	-	(61)	-
Total cash provided by (used in) financing activities	(3,210)	4	(865)	(3,066)

Effect of exchange rate changes on cash and cash equivalents	(95)	112	(5)	140

Change in cash and cash equivalents	5,100	19,649	21,078	19,996
Cash and cash equivalents, beginning	69,121	4,801	53,143	4,454

Cash and cash equivalents, ending	$74,221	$24,450	$74,221	$24,450

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except per share amounts
Condensed Consolidated Interim Statements of Shareholders' Equity

	Number of common shares	Share Capital	Contributed Surplus	AOCI	Deficit	Total

Balance as at December 31, 2025	63,829,995	$787,682	$17,481	$1,503	$(26,251)	$780,415
Exercise of stock options	542,660	8,264	(3,347)	-	-	4,917
Settlement of restricted share units	78,103	695	(1,316)	-	-	(621)
Repurchase and cancellation of common shares	(128,280)	(1,993)	-	-	-	(1,993)
Share-based payments	-	-	3,507	-	-	3,507
Expiry of stock options	-	-	(18)	-	18	-
Dividends declared	-	-	-	-	(3,856)	(3,856)
Net income and comprehensive income (loss) for the period	-	-	-	(418)	4,681	4,263

Balance as at June 30, 2026	64,322,478	$794,648	$16,307	$1,085	$(25,408)	$786,632

	Number of common shares	Share Capital	Contributed Surplus	AOCI	Deficit	Total

Balance as at December 31, 2024	24,576,259	$217,449	$6,535	$1,416	$(29,016)	$196,384
Share-based payments	-	-	1,313	-	-	1,313
Expiry of stock options	-	-	(232)	-	232	-
Net income and comprehensive income (loss) for the period	-	-	-	(36)	3,608	3,572

Balance as at June 30, 2025	24,576,259	$217,449	$7,616	$1,380	$(25,176)	$201,269

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 1 - Nature of Operations
Elemental Royalty Corporation (formerly Elemental Altus Royalties Corp.) (the “Company” or “Elemental”), was incorporated under the laws of the Province of British Columbia. The Company is primarily involved in the acquisition and generation of precious and base metal royalties. The Company's head office is 10001 W. Titan Road, Littleton, Colorado, USA and the registered office address is Suite 905, 815 West Hastings Street, Vancouver, British Columbia, Canada. The Company’s common shares trade on the Nasdaq Exchange under the trading symbol “ELE” and on the Toronto Stock Exchange ("TSX") under the ticker symbol “ELE”.
These condensed consolidated interim financial statements of the Company are presented in thousands of United States Dollars ("US Dollars" or "US$"), unless otherwise noted, which is the functional currency of the parent company. The notation “$” represents US dollars, “C$” represents Canadian dollars, and “A$” represents Australian dollars.

Note 2 - Basis of Presentation
Statement of Compliance
The condensed consolidated interim financial statements have been prepared in accordance with IFRS Accounting Standards applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") (the “IFRS Accounting Standards”).
The condensed consolidated interim financial statements were approved by the board and authorized for issue on August 10, 2026.
Summary of Material Accounting Policies
The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2025, except as described below. There was no material impact on the financial statements from new accounting standards or amendments to accounting standards, effective January 1, 2026.
New Accounting Policies
Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments
In May 2024, the International Accounting Standards Board issued amendments to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments relating to settling financial liabilities using electronic payment systems and assessing contractual cash flow characteristics of financial assets. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.
The amendments were effective for periods beginning on or after January 1, 2026, and adoption of these amendments did not have a material effect on our condensed consolidated interim financial statements. For financial liabilities settled in cash using an electronic payment system, we applied the election to deem these financial liabilities to be discharged before the settlement date. The amendments have been applied retrospectively with no restatement of comparative information, in accordance with transition requirements on initial application of IFRS 9.
Deferred Share Units ("DSUs")
Share-based payment arrangements related to deferred share units are measured at fair value. Deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date and the corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	6

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 2 - Basis of Presentation (continued)
New Accounting Policies Issued But Not Yet Effective
Certain pronouncements have been issued by the IASB or the International Financial Reporting Interpretations Committee ("IFRIC") that are not mandatory for the current period and have not been early adopted. The Company has reviewed these updates and the amendment that is applicable to the Company is discussed below:
IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact of the new standard.
Restatement of Prior Year's Comparatives
During the period ended June 30, 2026 the Company recorded measurement period adjustments related to the acquisition of EMX Royalty Corp. ("EMX") completed on November 13, 2025. Comparative information has been revised retrospectively to reflect these adjustments in accordance with IFRS 3, Business Combinations. Refer to Note 3 for further details.
The effects of the restatement on the individual line items within the Company's consolidated statement of financial position as at December 31, 2025 are as follows:

	As previously reported	Reclassification	Restated
Royalty interests (Note 7)	$808,720	$(1,044)	$807,676
Property and equipment	1,141	1,469	2,610
Deferred tax liability	$112,553	$425	$112,978
Critical Accounting Estimates and Judgments
These condensed consolidated interim financial statements follow the same critical accounting estimates and judgments as the Company's most recent annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2025.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	7

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Basis of Consolidation
These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. Material subsidiaries are listed in the following table:

			Ownership Percentage
Name	Place of Incorporation	Functional Currency	2026	2025

Altus Royalties Limited	England & Wales	US Dollar	100%	100%
Altus Strategies Limited	England & Wales	US Dollar	100%	100%
Bullion Monarch Mining, Inc.	United States of America	US Dollar	100%	100%
Elemental One Limited	BVI	US Dollar	100%	100%
Elemental Resources Limited	England & Wales	Pound Sterling	100%	100%
Elemental Royalties (Australia) Pty Ltd.	Australia	US Dollar	100%	100%
Elemental Royalties Delaware	United States of America	US Dollar	100%	100%
EMX (USA) Services Corp.	United States of America	US Dollar	100%	100%
EMX Chile SpA	Chile	US Dollar	100%	100%
EMX Royalty Corporation	Canada	US Dollar	100%	100%
Eurasia Madencilik Ltd. Sirketi	Turkey	US Dollar	100%	100%
Minera Tercero SpA	Chile	US Dollar	100%	100%

Note 3 - Acquisitions

Acquisition of EMX Royalty Corp.
On November 13, 2025, the Company closed an arrangement agreement whereby the Company acquired all of the issued and outstanding shares of EMX (the "Transaction"). Pursuant to the terms and conditions of the arrangement agreement between the Company and EMX dated September 4, 2025 (the "Arrangement Agreement"), EMX shareholders received 0.2822 of a common share for each EMX common share held prior to the Transaction, for a total of 31,500,450 common shares issued. In accordance with the Arrangement Agreement, each EMX share option was replaced with a fully vested replacement Elemental share option and each EMX warrant was replaced with a replacement Elemental warrant. The fair value of the replacement options and warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Options	Warrants

Risk free interest rate (%)	2.47	2.45
Expected life (years)	2.4	1.4
Expected volatility (%)	44.4	45.3
Dividend yield (%)	-	-
For accounting purposes, the Company determined that the Transaction met the definition of a business combination under IFRS 3 - Business Combinations and applied the acquisition method of accounting. The closing date of the Transaction was determined to be November 13, 2025 and Elemental was determined to be the acquiring company. Upon completion of the acquisition of EMX, Elemental and EMX shareholders owned 51% and 49% of the Company, respectively.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	8

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 3 - Acquisitions (continued)
In the Company's consolidated financial statements for the year ended December 31, 2025, the Company determined the fair value of the assets acquired and liabilities assumed in the EMX acquisition based on management's preliminary best estimate of their fair values, taking into account all relevant information available at the time. The Company has not yet finalized the assessment of the estimated fair value of assets acquired and liabilities assumed, which the Company expects to finalize by the one-year anniversary of the acquisition date, at the latest. During the six months ended June 30, 2026, the Company obtained additional information regarding the facts and circumstances that existed as of the acquisition date relating to certain royalty interests acquired. As a result of this new information, the Company recorded measurement period adjustments to the provisional amounts previously recognized in accordance with IFRS 3, Business Combinations. These adjustments have been recognized retrospectively as of the acquisition date, with comparative information revised accordingly. The table below presents the purchase consideration transferred and the revised provisional fair values of the identifiable assets acquired and liabilities assumed as of the acquisition date, reflecting the measurement period adjustments recognized during the six months ended June 30, 2026.

Consideration

Number of Elemental shares issued to EMX shareholders	31,500,450
Closing price of an Elemental share on November 12, 2025 (C$)	$20.74
C$/US$ exchange rate on November 12, 2025	1.4005

Fair value of Elemental share consideration	$466,490
Fair value of EMX share options replaced with Elemental share options	10,799
Purchase consideration	$477,289

Assets and Liabilities Acquired

Cash and cash equivalents	$15,941
Trade receivables and other assets	11,338
Investments	9,084
Equity investment in associate (SLM California)	104,405
Royalty interests	489,094
Property and equipment	2,631
Accounts payable and accrued liabilities	(13,335)
Warrant liability	(5,507)
Loan payable	(24,714)
Deferred tax liability	(111,648)
Total assets acquired, net of liabilities assumed	$477,289

Acquisition of Vizsla Royalties Corp.
On May 13, 2026 the Company announced that it had entered into a definitive agreement pursuant to which Elemental would acquire all of the issued and outstanding common shares of Vizsla Royalties Corp. ("Vizsla") by way of a court-approved plan of arrangement (the "Plan of Arrangement") for total consideration of approximately $239.0 million or C$4.13 per share of Vizsla on a fully-diluted basis. Subsequent to period end, Vizsla announced that it had received shareholder and court approval for the Plan of Arrangement. As at June 30, 2026 the Company had incurred costs totaling $1.1 million (Note 5) in connection with the acquisition.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	9

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 4 - Cash and Cash Equivalents
At June 30, 2026, and December 31, 2025, the Company had the following cash and cash equivalents:

	June 30,	December 31,
	2026	2025

Cash	$73,903	$52,684
Demand deposits	318	459
Total cash and cash equivalents	$74,221	$53,143
The Company had demand deposits held by wholly-owned subsidiaries of the Company, which the full amount is for use and credit to the Company's exploration venture partners in the United States of America and Eastern Europe pursuant to expenditure requirements for ongoing property agreements.

Note 5 - Trade Receivables and Other Assets
The Company's trade receivables and other assets are primarily related to royalty revenue receivable, deferred compensation and milestone payments, refundable taxes from government taxation authorities, recoveries of royalty generation costs from project partners, prepaid expenses and reclamation bonds.
As at June 30, 2026, and December 31, 2025, trade receivables and other assets were as follows:

	June 30,	December 31,
	2026	2025

Trade and accrued royalties receivable	$19,929	$20,992
Deferred milestone payments	2,329	2,779
Refundable taxes	1,786	806
Prepayments	1,538	1,501
Deferred financing costs	1,554	178
Deferred acquisition costs (Note 3 and 19)	1,357	-
Recoverable royalty generation expenditures and advances	2,163	506
Reclamation bonds, deposits and other	457	435
Total receivables and other assets	31,113	27,197
Less: current portion	(27,487)	(25,154)
Non-current portion	$3,626	$2,043
Non-current trade receivables and other assets include certain deferred production-based milestones from the Korali-Sud royalty, deferred acquisition costs and the long-term portion of the unamortized deferred financing costs.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	10

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 6 - Investments
As at June 30, 2026, and December 31, 2025, the Company had the following changes to investments:

	June 30,	December 31,
	2026	2025

Opening balance	$16,115	$2,243
Additions	1,574	16,221
Disposals	(1,032)	(5,231)
Revaluation gains (losses)	(605)	2,882
Ending balance	$16,052	$16,115

During the period, the Company purchased $1.0 million in Tether Gold XAU₮ cryptocurrency tokens (Note 15). The fair value of the Tether Gold XAU₮ cryptocurrency tokens as at June 30, 2026 was $1.7 million (December 31, 2025 - $1.1 million).

Note 7 - Royalty Interests
As at and for the six months ended June 30, 2026:

	Cost				Accumulated Depletion
	Opening (Restated (Note 2))	Additions	Disposals/Impairment	Ending	Opening	Depletion	Disposals/Impairment	Ending	Carrying Amount
Royalty Interests
Ballarat, Australia	$9,896	$-	$-	$9,896	$3,067	$742	$-	$3,809	$6,087
Balya, Türkiye	25,702	-	-	25,702	258	1,147	-	1,405	24,297
Bonikro, Cote d'Ivoire	31,800	-	-	31,800	7,194	4,202	-	11,396	20,404
Cactus, U.S.A	7,922	-	-	7,922	-	-	-	-	7,922
Caserones, Chile	132,496	-	-	132,496	1,079	3,828	-	4,907	127,589
Chapi, Peru	19,722	-	-	19,722	-	88	-	88	19,634
Diablillos, Argentina	31,682	-	-	31,682	-	-	-	-	31,682
Dugbe, Liberia	16,505	-	-	16,505	-	-	-	-	16,505
Gediktepe, Türkiye	25,807	-	-	25,807	216	939	-	1,155	24,652
Karlawinda, Australia	37,166	-	-	37,166	11,278	1,183	-	12,461	24,705
Korali-Sud, Mali	11,196	-	-	11,196	5,126	-	-	5,126	6,070
Laverton, Australia	64,263	-	-	64,263	-	-	-	-	64,263
Leeville, U.S.A.	32,731	-	-	32,731	904	1,898	-	2,802	29,929
Timok, Serbia	194,600	-	-	194,600	524	2,135	-	2,659	191,941
Vittangi, Sweden	35,353	-	-	35,353	-	-	-	-	35,353
Wahgnion, Burkina Faso	12,379	-	-	12,379	6,227	-	-	6,227	6,152
Yenipazar, Turkey	39,445	-	-	39,445	-	-	-	-	39,445
Other Producing Royalties	11,784	250	-	12,034	1,633	594	-	2,227	9,807
Other Royalty Interests*	104,733	6,932	(677)	110,988	-	-	-	-	110,988
Total	$845,182	$7,182	$(677)	$851,687	$37,506	$16,756	$-	$54,262	$797,425

*Included in Other Royalty Interests is $91.2 million of exploration and evaluation assets as defined by IFRS 6.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	11

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 7 - Royalty Interests
Western Queen Royalty Conversion
During the period, the Company completed an amendment and restatement of its existing royalty agreement over the Western Queen gold project in Western Australia, owned by Rumble Resources Limited. Under the amended royalty agreement, the Company’s existing nominal per-ounce gold royalty was replaced with an uncapped 2.5% net smelter return royalty on gold produced from the applicable Western Queen royalty area. As consideration for the amendment, the Company paid Rumble Resources Limited A$5.0 million on closing and, following the satisfaction of certain milestone conditions relating to the execution of qualifying toll treatment arrangements for gold produced from the Western Queen project, paid a further A$5.0 million during the period.

Note 8 - Accounts Payable & Accrued Liabilities

	June 30,	December 31,
	2026	2025

Trade payables and accrued liabilities	$8,152	$3,892
Taxes payable	2,013	1,901
Dividends payable	1,930	-
Other	1,147	871
Total	$13,242	$6,664
During the six months ended June 30, 2026, the Company granted 14,919 DSUs to independent directors of the Company. These DSUs are cash-settled and only redeemable upon the retirement, resignation or replacement of the director. During the three and six months ended June 30, 2026, the Company recorded $0.0 million (2025 - $Nil) and $0.3 million (2025 - $Nil) respectively of share-based compensation related to DSUs which was included in other payables.
The following table summarizes information about the DSUs which were outstanding at June 30, 2026:

Number of DSUs

Balance as at December 31, 2025	-
Granted	14,919
Balance as at June 30, 2026	14,919

Note 9 - Warrant Liability
During the year ended December 31, 2025, the Company issued replacement warrants as part of the acquisition of EMX. The terms of the warrants match the outstanding warrants EMX had at the closing of the transaction. These warrants are considered a derivative liability due to the exercise price being denominated in Canadian dollars compared to a US Dollar functional and presentation currency. As at June 30, 2026, the fair value of the warrant liability was $8.2 million (December 31, 2025 - $7.7 million). During the six months ended June 30, 2026, the Company recognized a loss of $1.0 million (2025 - $Nil) on revaluation of the warrant liability, which was included in the revaluation of financial instruments.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	12

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 9 - Warrant Liability (continued)
The fair value of the warrant liability was estimated using the Black-Scholes pricing model with weighted average assumptions as follows:

	June 30,	December 31,
	2026	2025
Risk free interest rate (%)	2.74	2.58
Expected life (years)	0.79	1.28
Expected volatility (%)	70.7	48.2
Dividend yield (%)	0.57	-
During the six months ended June 30, 2026, there were no changes in the number of warrants outstanding.
The following table summarizes information about the warrants which were outstanding as at June 30, 2026:

Date Issued	Number of Warrants	Exercisable	Exercise Price (C$)	Expiry Date
November 12, 2025	1,075,780	1,075,780	15.77	April 14, 2027
Total	1,075,780	1,075,780

Note 10 - Borrowings
Credit Facility
As at December 31, 2025 the Company had a $50.0 million revolving credit facility with National Bank of Canada ("NBC"), Canadian Imperial Bank of Commerce ("CIBC") and Royal Bank of Canada ("RBC"). On February 26, 2026, the Company signed an amendment to the existing credit facility agreement to upsize the existing credit facility to $150.0 million with a $50.0 million accordion feature (the "Amended Facility") with the Bank of Nova Scotia ("BNS") replacing RBC as a lender. Depending on the Company's leverage ratio, amounts drawn on the Amended Facility are subject to interest at SOFR plus 2.25% - 3.50% per annum, and the undrawn portion is subject to a standby fee of 0.50% - 0.78% per annum. The Amended Facility has a term of three years, extendable through mutual agreement between the Company and the lenders. In connection with the execution of the Amended Facility, the Company capitalized transaction costs of $1.6 million to be amortized over the term of the Amended Facility. As at June 30, 2026, $1.6 million of unamortized transaction costs remained outstanding (Note 5).
The Amended Facility includes a number of financial covenants including maintenance of an interest coverage ratio above 3.00:1.00, maintenance of a net leverage ratio below 3.50:1.00 and maintenance of a net worth relative to that at the date of the Amended Facility plus cumulative net income thereafter. The financial covenants are measured on a quarterly basis. As at June 30, 2026 and December 31, 2025, the Company certified that it was in compliance with the terms of the covenants.
The following table summarizes the changes to the Company's loan payable during the six months ended June 30, 2026:

	June 30,	December 31,
	2026	2025

Opening balance	$-	$2,687
Assumed debt on acquisition of EMX	-	25,000
Repayments	-	(28,000)
Amortization of transaction costs	-	129
Transaction costs reclassified to other assets (Note 5)	-	184
Ending balance	$-	$-

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	13

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 10 - Borrowings (continued)
For the six months ended June 30, 2026, the Company recognized interest expense of $0.3 million (2025 - $0.2 million) on the credit facility which was included in interest and finance expenses.

Note 11 - Shareholders' Equity
Authorized
As at June 30, 2026, the authorized share capital of the Company was an unlimited number of common shares without par value.
On March 20, 2026, the Company declared a quarterly dividend of $0.03 per common share, amounting to $1.9 million, which was paid in April 2026. On June 18, 2026, the Company declared a second quarterly dividend of $0.03 per common share, amounting to $1.9 million. As at June 30, 2026, the second quarterly dividend was included in accounts payable and accrued liabilities (Note 8) and was subsequently paid. The quarterly dividend rate represents an annualized dividend of $0.12 per common share.
On June 14, 2026 the Company initiated a new Normal-Course Issuer Bid ("NCIB"). Under the new NCIB Elemental may purchase for cancellation up to 3,222,537 common shares in the capital of the Company over a twelve month period. During the period ended June 30, 2026, 128,280 common shares were repurchased and cancelled for a total cost of $2.0 million.
Stock Options
The Company maintains an incentive compensation plan for stock options, restricted share units ("RSUs") and DSUs. The maximum number of shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The maximum number of common shares reserved for issue to any one person under the plan cannot exceed 5% of the issued and outstanding number of common shares at the date of the grant and the maximum number of common shares reserved for issue to a consultant or a person engaged in investor relations activities cannot exceed 2% of the issued and outstanding number of common shares at the date of the grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX).
The vesting terms of the awards are in the sole discretion of the Board of Directors. Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment, consulting agreement or holding office as a director or officer of the Company.
During the six months ended June 30, 2026, the change in stock options outstanding was as follows:

	Number	Weighted Average Exercise Price (C$)	Weighted Average Life

Balance as at December 31, 2025	2,817,625	$12.18	2.66
Granted	675,984	23.56
Exercised	(542,660)	12.38
Forfeited	(11,867)	13.25
Balance as at June 30, 2026	2,939,082	$14.76	3.27
Exercisable as at June 30, 2026	2,130,469	$12.02	2.20

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	14

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 11 - Shareholders' Equity (continued)
The following table summarizes information about the stock options which were outstanding at June 30, 2026:

Year of expiry	Number of stock options	Weighted average exercise price (C$)

2026	56,440	13.52
2027	900,337	13.14
2028	218,418	9.58
2029	509,218	10.75
2030	578,685	12.59
2033	675,984	23.56
The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Six months ended June 30,
	2026	2025
Risk free interest rate (%)	3.07	2.70
Expected life (years)	4.0	5.0
Expected volatility (%)	43.5	39.0
Dividend yield (%)	0.01	-
During the three and six months ended June 30, 2026, the Company recorded $1.27 million (2025 - $0.4 million) and $2.6 million (2025 - $1.0 million) respectively of share-based compensation expense related to stock options.
Restricted Share Units
The Company has established a RSU plan whereby RSUs will be issued to eligible employees or directors. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs vest over a period of three years from the grant date. RSU expense is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the date of grant.
The following table summarizes information about the RSUs which were outstanding at June 30, 2026:

	Number of RSUs	Weighted Average Life (years)

Balance as at December 31, 2025	247,100	3.65
Granted	158,473
Exercised	(108,190)
Forfeited	(18,425)
Balance as at June 30, 2026	278,958	2.91
Exercisable as at June 30, 2026	-
During the three and six months ended June 30, 2026, the Company recorded $0.5 million (2025 - $0.2 million) and $0.9 million (2025 - $0.4 million) respectively of share-based compensation related to RSUs.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	15

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 12 - Revenue
During the three and six months ended June 30, 2026 and 2025 the Company had the following sources of revenue and other income:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Royalty revenue	$23,434	$9,094	$47,291	$20,733
Option, property and other revenue	354	-	819	-
Total	$23,788	$9,094	$48,110	$20,733
The Company has a number of exploration stage royalties and royalty generation properties being advanced by the Company and within partnered agreements. Many of these projects include staged or conditional payments owed to the Company payable in cash or partner equity pursuant to individual agreements. The Company may also earn conditional payments on producing royalties.
During the three and six months ended June 30, 2026 and 2025 the Company had the following sources of royalty revenue:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Ballarat	$799	$613	$1,765	$1,087
Bonikro	5,009	3,229	11,159	5,422
Caserones	6,653	-	13,490	-
Gediktepe	610	-	1,694	-
Karlawinda	3,097	2,184	5,918	4,027
Korali-Sud	-	2,513	-	9,161
Leeville	2,121	-	4,186	-
Timok	2,227	-	4,469	-
Other producing royalties	2,829	555	4,442	1,036
Advanced royalty payments	89	-	168	-
Total	$23,434	$9,094	$47,291	$20,733

Note 13 - General and Administrative Expenses
During the three and six months ended June 30, 2026 and 2025 the Company had the following sources of general and administrative expenses:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Salaries, fees and employee benefits	$3,035	$1,007	$6,116	$2,057
Professional fees and consulting fees	1,082	308	2,215	602
Marketing and promotion	196	94	284	173
Listing and filing fees	266	52	393	78
Corporate administration	780	362	1,495	497
Project evaluation and transaction related expenses	244	420	686	436
Total	$5,603	$2,243	$11,189	$3,843

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	16

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 13 - General and Administrative Expenses (continued)
Certain comparative figures have been reclassified to general and administrative expenses to conform to current year presentation as shown in the tables below:

For the three months ended June 30	As previously reported June 30, 2025	Reclassification	Reclassified June 30, 2025
General and administrative expenses	$1,823	$420	$2,243
Project evaluation	$420	$(420)	$-

For the six months ended June 30	As previously reported June 30, 2025	Reclassification	Reclassified June 30, 2025
General and administrative expenses	$3,407	$436	$3,843
Project evaluation	$436	$(436)	$-

Note 14 - Royalty Generation Expenses
The Company incurs expenditures to originate and evaluate mineral projects, partner with major and junior mining companies, and selectively retain royalty interests. During the three and six months ended June 30, 2026 and 2025 the Company had the following royalty generation costs:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Administrative costs	$241	$-	$483	$-
Drilling, technical, and support costs	364	-	506	-
Personnel	741	-	1,610	-
Property costs	490	-	972	-
Professional fees	43	-	88	-
Total Expenditures	1,879	-	3,659	-
Recoveries from partners	(798)	-	(1,142)	-
Net Expenditures	$1,081	$-	$2,517	$-

Note 15 - Related Party Transactions
The aggregate value of transactions and outstanding balances relating to key management personnel for the three and six months ended June 30, 2026 and 2025 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Salaries, fees, benefits and professional fees	$1,629	$391	$3,157	$1,002
Share-based compensation	1,285	360	2,873	864
Total	$2,914	$751	$6,030	$1,866
As at June 30, 2026 the Company held $1.7 million (December 31, 2025 - $1.1 million) in Tether Gold XAU₮ cryptocurrency tokens. As at June 30, 2026, $0.2 million (December 31, 2025 - $0.1 million) was due to related parties.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	17

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 16 - Earnings per Share

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net income	$3,598	$160	$4,681	$3,608
Weighted average number of common shares outstanding - basic	64,368,938	24,576,259	64,218,795	24,576,259
Dilutive effect of stock options and warrants	2,176,240	-	2,203,074	167,843
Weighted average number of common shares outstanding - diluted	66,545,178	24,576,259	66,421,869	24,744,102
Basic earnings per share	$0.06	$0.01	$0.07	$0.15
Diluted earnings per share	$0.05	$0.01	$0.07	$0.15

Note 17 - Segmented Information
The Company’s business is organized into one single operating segment, consisting of acquiring, managing and generating royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.
As at June 30, 2026 and December 31, 2025, the Company had royalty interests located geographically as follows:

	North America	South America	Europe	Australia	Africa	Total

Royalty interests
As at June 30, 2026	$73,918	$197,935	$351,357	$118,930	$55,285	$797,425
As at December 31, 2025 (Restated (Note 2))	$75,850	$201,851	$355,812	$114,229	$59,934	$807,676

Note 18 - Financial Instruments
Management of Capital
Management monitors the Company’s financial risk management policies and exposures and approves financial transactions.
The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The Company manages the capital structure and makes adjustments in the light of changes in economic conditions and risk characteristics of the underlying assets. In order to maintain or adjust the capital structure the Company may issue new shares, acquire debt, or sell assets. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and to take advantage of business opportunities.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	18

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 18 - Financial Instruments (continued)
The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Company's credit facility. The Company was in compliance with the debt covenants in force as at June 30, 2026. Details of these covenants are included in Note 10. There were no changes in the Company's approach to capital management for the period presented.
Fair Value of Financial Instruments
Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy based on the degree to which the inputs used to determine the fair value are observable. The three levels of the fair value hierarchy are:
Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs which are supported by little or no market activity.
The levels in the fair value hierarchy into which our financial assets and liabilities that are measured and recognized in the consolidated statement of financial position at fair value on a recurring basis were categorized as follows:

	Fair value as at June 30, 2026
Recurring Measurements	Level 1	Level 2	Level 3	Total

Investments	$6,203	$9,849	$-	$16,052
Warrant liability	-	(8,233)	-	(8,233)
Total	$6,203	$1,616	$-	$7,819

	Fair value as at December 31, 2025
Recurring Measurements	Level 1	Level 2	Level 3	Total

Investments	$6,839	$9,276	$-	$16,115
Warrant liability	-	(7,684)	-	(7,684)
Total	$6,839	$1,592	$-	$8,431
The carrying value of cash and cash equivalents, current trade receivables and other assets and accounts payable and accrued liabilities, approximate their fair value because of the short-term nature of these instruments.
The Company holds warrants exercisable into common shares of public companies and has issued warrants exercisable into common shares of the Company. These warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.
The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.
Credit Risk
Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The Company’s maximum exposure to credit risk is attributable to cash and cash equivalents and accounts receivable relating to royalty revenues and milestone payments. The credit risk on cash is limited because the Company invests its cash in deposits with well capitalized financial institutions. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying the royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	19

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 18 - Financial Instruments (continued)
Interest Rate Risk
Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. Interest rate risk arises from interest bearing financial assets and liabilities that the Company uses. Treasury activities take place under procedures and policies approved and monitored by the Board to minimize the financial risk faced by the Company. Interest-bearing assets comprise cash and cash equivalents which are considered to be short-term liquid assets, and interest-bearing liabilities which comprise the loan from NBC, CIBC and BNS. Depending on the Company's leverage ratio, amounts drawn on the facility are subject to interest at SOFR plus 2.25% - 3.50% per annum, and the undrawn portion is subject to a standby fee of 0.50% - 0.78% per annum. An increase in the overall interest by 100 basis points would have increased the interest expense and decreased net income by $Nil during the period.
Market Risk
Market risks are the risks that change in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings in cash and its committed liabilities.
Commodity Price Risk
The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold and copper are the drivers of the Company’s profitability. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s transactions are carried out in a variety of currencies, including Pound Sterling, Australian Dollar, Canadian Dollar and US Dollar and it is exposed to movements in the US Dollar against these other currencies. The Company has not hedged its exposure to currency fluctuations.
Sensitivity analysis has been performed to indicate how the profit or loss would have been affected by changes in the exchange rate between the US Dollar and each of these currencies. The analysis is based on a weakening and strengthening of these currencies by 10% against the US Dollar in which the Company has assets and liabilities at the end of each respective period. A movement of 10% reflects a reasonably possible sensitivity when compared to historical movements over a three-to-five-year timeframe. Based on the Company’s US Dollars denominated monetary assets and liabilities at June 30, 2026, a 10% strengthening in CAD, GBP and AUD relative to the US Dollar would not result in material impact in the Company’s net income. A 10% increase (decrease) of the value of other currencies relative to the US Dollar does not have a material impact on net income.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	20

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 19 - Event Subsequent to the Reporting Date

The Company entered into a $25.0 million investment package with Quilla Resources Inc. ("Quilla") and its subsidiary Minera Pampa de Cobre S.A.C. by subscribing to 104,000 common shares of Quilla for $20.0 million and acquiring an additional uncapped 1.0% NSR royalty over the Pampa Negra and Candelaria concessions on the Chapi project, thereby increasing the Company's total royalty interest over the Pampa Negra and Candelaria concessions to a total of 3.0% NSR, with the Candelaria royalty stepping down to 2.0% NSR in July 2034.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	21